The Prudential Series Fund

655 Broad Street

6th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

June 6, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tim Worthington

Re:	The Prudential Series Fund: Form N-1A
Post-Effective Amendment No. 98 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 101 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 002-80896
Investment Company Act No. 811-03623

Dear Mr. Worthington:

We filed through EDGAR on March 21, 2025 on behalf of the PSF PGIM Laddered S&P 500 Buffer 12 Portfolio (the Laddered 12 Portfolio), PSF PGIM Laddered S&P 500 Buffer 20 Portfolio (the Laddered 20 Portfolio), and the PSF PGIM US Ballast Portfolio (the Ballast Portfolio, and together with the Laddered 12 Portfolio and the Laddered 20 Portfolio, the Portfolios), each a series of The Prudential Series Fund (the “Trust” or “Registrant”), Post-Effective Amendment No. 98 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 101 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each Portfolio as a new series to the Trust.

This letter responds to the Staff’s comment on the Amendment that you conveyed by telephone on June 2, 2025 and June 3, 2025. For your convenience, the Staff’s comment is included herein and the Portfolios’ responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 101 to the Registrant’s registration statement under the 1933 Act to be filed under Rule 485(b) on June 11, 2025.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff’s comment, and the Registrant’s proposed responses are set forth below.

STATUTORY PROSPECTUS – LADDERED 12 PORTFOLIO AND LADDERED 20 PORTFOLIO:

1.Comment: Please explain the use of the term “buffer” in each Portfolio’s name without some form of modification. Please explain why the name is not misleading, given that each Portfolio itself does not actually provide a buffer. In the alternative, the Staff believes it is misleading to have the [12][20] reference included in the Portfolio’s name without such modifier.

Response: The Registrant respectfully believes that the proposed name of each Portfolio is not misleading to investors and is in compliance with the requirements of Section 35(d) of the 1940 Act. The Registrant

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believes that the term “Laddered” in each Portfolio’s name clearly describes that there is a layered approach to the investment strategy of each Portfolio. That, coupled with the rest of the name “S&P 500 Buffer 12” (or 20) tells investors unequivocally that the layering is on underlying S&P 500 buffer funds that are characterized by a 12% or 20%, as applicable, downside buffer on losses.

Further, recognizing that a single name cannot possibly convey a fund’s full strategy, each Portfolio’s Principal Investment Strategies clearly describe the laddered nature of the investments in underlying ETFs. Specifically, the disclosure states the following:

“The Portfolio seeks to achieve its investment objective by providing investors with U.S. large-cap equity market exposure while attempting to limit downside risk through a “laddered portfolio” of twelve PGIM S&P 500 Buffer [12][20] ETFs (the “Underlying ETFs”) . . . The term “laddered portfolio” refers to the Portfolio’s investment in a series of Underlying ETFs that have target outcome period expiration dates which occur on a rolling, or periodic, basis. The rolling or “laddered” nature of the investments in the Underlying ETFs is intended to create diversification during the investment time period over which an Underlying ETF must be held to achieve its target outcome compared to the risk of acquiring or disposing of any one Underlying ETF at any one time.”

In addition, each Portfolio’s name mirrors the name of its primary underlying ETFs, which includes the [12][20] designation to reflect its specific buffer on losses. The Registrant believes that by incorporating the name of the underlying ETFs, each Portfolio is consistent with the naming conventions used by competitors offering similar strategies.

Although we strongly believe that the current name is not misleading, we are adding “allocation” to each Portfolio’s name to further clarify the ETF’s investment strategy.

ADDITIONAL INFORMATION – BALLAST PORTFOLIO – REVISED RESPONSE TO COMMENT 8:

In response to the Staff’s comment regarding the name “PSF PGIM US Ballast Portfolio,” the Registrant previously revised the Prospectus to include an 80% policy referencing investments economically tied to the United States. However, the Registrant has since determined to revise the name of the Portfolio to remove the reference to “US,” such that the name no longer suggests a specific geographic focus within the meaning of Rule 35d-1 under the Investment Company Act of 1940.

Accordingly, the Registrant has removed the previously added 80% policy from the prospectus, as the revised name no longer necessitates the requirement to adopt such policy.

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Please contact the undersigned at (973) 420-6867 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

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